EXHIBIT 99.5

INFOSYS TECHNOLOGIES LIMITED
INVESTOR CONFERENCE CALL
6:00 PM IST, OCTOBER 10, 2003

Moderator: Good morning ladies and gentleman and welcome to the Infosys Technologies investor conference call for quarter ended on September 30, 2003. At this time, all participants are in the listen-only mode. Later, we will conduct the question and answer session. This call is being recorded at the request of Infosys Technologies. Participants who have objections to such recording may disconnect at this time. I would now like to turn the call over to Mr. P. R. Ganapathy, Investor Relations Officer. Mr. Ganapathy you may begin Sir.

Mr. Ganapathy: Thank you very much Monica. Good morning and hello ladies and gentleman, thank you for joining us to discuss the results of quarter ended September 30, which is the second quarter of our fiscal 2003-2004. I do hope you all had a chance to take a look at our press releases and the fax sheet that we have uploaded on our website, www.infosys.com. I have with me to discuss the results for the quarter and our prospects for the quarters ahead, from our conference room in Bangalore, India, Mr. Nandan Nilekani, President and CEO of Infosys and members of his senior management team. We will begin with a short comment by some of them on the results of the quarter and then after that open it up for your questions. Before I hand over the call to Mr. Nilekani, I have a duty to perform in reminding you that anything that we say about the future is a forward looking statement and must therefore be read in conjunction with the risks that we face. A detailed statement of these risks are available with our SEC file at www.sec.gov. With that I now turn the call over to Mr. Nandan Nilekani, President and CEO of Infosys Technologies. Sir please begin.

Nandan: Thank you Gans, and I would like to welcome all of you to this earnings call. Let me briefly go over some of the highlights. The revenues for the second quarter came in at 250.77 million which is up 38.21% from the corresponding quarter in the last fiscal, and earnings per ADS have increased from 36 cents to 49 cents per ADS corresponding quarter. This quarter we have added 29 new clients and we have had a gross addition of 2845 employees for Infosys and Progeon, and we have given a guidance for the next quarter and for the year, for the quarter we have guidance of 258 million to 260.2 million and consolidated earnings per ADS of 50 cents and for the year we have given a guidance of between 1.008 billion and 1.015 billion and earnings per ADS of 1.95. Hence, our revised guidance for the year provides for our revenues to exceed a billion dollars in this financial year. Our growth continues to be strong. We believe that offshoring is becoming mainstream. We believe that most corporations across the world are looking at offshoring and using the global delivery model to help in reducing cost, improving productivity, and bringing a higher quality of performance. Infosys as the brand and market leader in this market is really poised to take advantage of this incoming trend of outsourcing. We are also seeing pricing stability, in the last quarter in fact we have had improvement in our price productivity, onsite price productivity has gone up by 1.4%, offshore price productivity has gone up 2.2%, and on a blended basis there is no change because this quarter another significant achievement is that the onsite offshore ratio has changed and the onsite effort has gone down from 34.4% to 32.6%. So I think it has been a good quarter, we have been able to revise the target, we have been able to grow, we have been able to get some price stability, and I think we are well poised both to grow and differentiate our business. With this I will request my colleague Kris Gopalakrishnan to go over some of the highlights and then Mohan to go over the financial numbers.

Kris Gopalakrishnan: Good morning and good evening everyone, this is Kris Gopalakrishnan. Looking at the geographical split, Europe has seen a slight increase as well as the rest of the world. Looking at service offerings, we see that maintenance has gone up in this quarter to 31.6% of revenues compared to 26.9% last quarter. The other services which we introduced over the last few years, the services like package implementation, consulting, testing, engineering services, etc. gave us revenue of about 34.4% this quarter, so definitely our strategy of introducing these new services, expanding the portfolio, expanding the footprint has worked to our advantage. Repeat business continues to be very high at 95%. In terms of verticals we have seen increased growth from the banking and financial services as well as in the telecom area. In telecom area this is primarily from the service provider segment. We have seen increase in revenue from clients, the top five clients constitute 24.6% of revenues. The number of million dollar clients, the number of 5 million dollar, number of 10 million dollar clients all these numbers have gone up this quarter. As Nandan already mentioned the offshore effort has increased to 67.4% compared to 65.6 last quarter, an increase of 1.8 and we have also been able to reduce the number of subcontractors we are using and replace them with our employees. These two factors have actually helped us improve the margins this quarter from an operational perspective. Let me now hand it over to Mohan to continue with the analysis.

Mohan: Folks, as already said, we grew sequentially by 7.5% to 250.76 million dollars. Our gross margin increased to 43.8% from 43%, the reason for the gross margin increase lay in the decrease in charges paid to subcontractors from 2.4% of revenues to 0.7% of revenues. SG&A was at 15.3% as against 15.1%, the increase was due to a 0.6% increase in provisioning for accounts receivable due more than 180 days. This does not mean that all this provisioning is for receivables, which have gone sore, it just means that as a matter of policy any due more than 180 days gets provided for. If you net off the increase in provision we are well within a target of reducing SG&A expenses. We also increased amortization of IPR to 3.3 million dollars this quarter from 749,000 dollars previous quarter, an increase of about 2.5 million dollars and the reason was we re-estimated the useful life of an intellectual property and we wrote of 2.5 million dollars. Therefore, our operating income was at 27%, 67 million dollars from 27.5, if we net off the 1% increase in amortization it would be at about 28%. Non-operating income was at 4.1% because of a favorable exchange difference of 4.9 million dollars and this arose primarily because of the hedges that we had, therefore non-operating income rose from 2.3% to 4.1% and tax provisioning increased from 4.8% to 5.3% because of higher taxes on exchange differences. Our guidance for the future do not include any positives or negatives from exchange differences even though we have a forward sale of 139 million dollars. The rupee has appreciated during this quarter by about 2.2% and the rupee has appreciated somewhat since the end of the quarter, so we ended up with 49 cents for this quarter, the total cash on hand as on this quarter end was 474 million dollars we added to our cash. Progeon, our business process subsidiary, had revenue of 3.7 million dollars as against 2.7 million dollars the previous quarter, an increase of more than 35%. It added 156 people net, 3 clients. Right now it has 10 clients with four clients live in terms of BPO work, four clients in transition, and two clients in the discovery phase. Progeon has guided for the next quarter at 4 to 4.2 million dollars. Progeon was profitable in this quarter and had a profit of about 297,000 dollars, and Progeon sticks to it guidance of 16 to 18 million dollars for the entire year. This is our operation highlights for this period, and if you have any further questions we will be most delighted to answer. Over to you Gans.

Mr. Ganapathy: We will now take questions Monica.

Moderator: Thank you, we will now begin our question and answer session. If you have a question you will need to press *1 on your touchtone phone, you will hear an acknowledgment that you have been placed in queue. If your question has been answered and you wish to be removed from the queue, please press the # sign. If you are using a speaker phone please pick up your handset before pressing the numbers. Once again, for any questions please press *1 on your touchtone phone. Our first question comes from Julio Quinteras from Goldman Sachs, please go ahead.

Male Participant: Good morning or I should say good afternoon guys, first of all, Nandan, I wanted to ask you quickly about pricing and the commentary that you made about pricing suggest a fairly stable outlook for the rest of fiscal 04. I guess my question relates to pricing, can you talk a little bit about re-negotiation cycles and how that would impact pricing in fiscal 04, and as relates to re-negotiation cycles, what makes you so confident that the pricing won’t further deteriorate or show any pressure in fiscal 04?

Nandan: I think first of all the, you know, I think this whole pricing re-negotiation has taken on a far bigger dimension in peoples minds than it should. We have, you know, several 100 customers and only about 15 of them have actually re-negotiated prices in the last six months, and what happens though is that typically the re-negotiations that happen happen when the volume with the customer goes up, and to that extent because they tend to be larger customers the impact is something that you feel, so its really more of that. I think that what happened in the past was that we had a certain amount of prices which were not reflective of the current market environment, so they had gone a little out of sync, and clearly these were all customers who had been with us for quite some time and who had a fairly large volume of business, and they rightfully said that they deserve to get a better deal on the prices, and we rightfully believed that in the interest of the long-term relationship, we should give them that benefit, so that is how it happened. So I think to that extent a lot of that bubble pricing if you wish has been removed from the system and therefore I think the prices have now come to a more quiescent equilibrium point. To that extent we feel that it is really, we have essentially absorbed the removal of some bubble pricing in the system, and I think the key thing is that we have been able to bring it down to a more moderate level and therefore I think going forward it is not really straight line kind of thing,.it was really adjustment of something that was happening. The second thing I think is that I think the Indian players in general are becoming more price disciplined, I think people are beginning to realize that, you know, this outsourcing is going to happen and there is going to be plenty of demand and everybody is going to get his piece of the action, so there is no point in, you know, going and shooting yourself in the foot as people have done in the last year or so. I think they have learnt quite bitterly that it is not a good way to do it. So I think people are observing more pricing discipline, so that is the second point, which gives us confidence. The third point generally I think is that, you know, based on the macro economic indicators, based on the fact that most economists expect you know 3 to 5% growth of US GDP in second half, hopefully there will be more IT spending, demand will go up, it is not like it was earlier where really the focus was on cost cutting. So I think these are all the indicators that we have and which leads us to conclude that we will have price stability going forward, and I think the important point is that people have to realize is that in spite of achieving pricing at a lower price point, I mean, price equilibrium, in spite of fairly dramatic appreciation of the rupee, we have been able to reconstruct our business model, move stuff offshore, reduce our cost, become more efficient, and still there were decent margin in this environment, I mean, that is really the key thing that we need to all recognize.

Male Participant: Great, and one follow up question for Kris. Can you give us the sense from an operational perspective on what the impact has been of the arrival of MNCs in India if any at this point in time, and just kind of your perspective over the next 12 months, what this means to wage pressure if anything?

Kris Gopalakrishnan: We have increased our salaries this year, we have increased it primarily as variable component such that the employee benefits as well as the company benefits if we do well, and we are protected if there is a down turn and things like that, that has been the philosophy over the last two years for the company, and we continue to implement that. We have seen some increase in attrition in the last quarter, it has gone up from 7.6 last quarter to 9.1, but most of this is in the 2-5 year experience range, and traditionally this has been the group which looks at higher education, looks at making a transition after having some experience and things like that, so we are able to manage that. Infosys has added 2025 employees last quarter net. It grossed about 2500, so attrition about 500 people, which is, you know, significant number and if we look at the last half year, we have added about 4000 employees. So you know, if you then look at what the MNCs have as number of employees in India, we have grown actually faster then many of their total strength itself. So that shows that we are seeing volume growth, we are able to attract employees and we are able to grow.

Male Participant: Great, thank you, and I am going to let Mohan off the hook this time, I will come back to you personally.

Moderator: Thank you. Our next question comes from Amit Khurana from Birla Sunlife, please go ahead.

Amit Khurana: Yeah hi, good evening. Could you give us a sense of the in terms of numbers or in terms of percentages the kind of recruitments which were done in the last quarter.

Hema: This is hema here, hi, we have on a net basis we have added 2025 in this quarter, on the gross basis we have added 2595.

Amit Khurana: I am sorry, let me clarify this. I am looking at in terms of lateral and fresher recruitments.

Hema: Of the software professionals who joined us, out of 2533 software professionals joined us of which 2200 were fresher and 325 were lateral.

Amit Khurana: Okay, now a follow up to this, you know, while interacting with the players, one gets the feeling that the employees in the band of 3-5 years have been the most vulnerable in the larger Indian IT companies, especially with these MNCs setting up shop, is there something that you would have experienced internally?

Hema: Kris mentioned just before me. The attrition traditionally has been in the 2-5 year segment, and yes, those who are people who have been quitting to join either to do higher studies or to join another company. The pattern is the same.

Amit Khurana: Okay my last question is addressed to Basab. Basab could you give us the sense whether there is an exploration at our end to try and explore variable pricing based on rupee-dollar parity, is this something that we have tried, and what has been the experience from the client prospective?

Basab: Well, you see with the pricing currency, most of our clients are in developed markets with convertible currencies and they are far more comfortable with being billed in their own currency, so its really not very likely for us to be able to negotiate a rupee billing kind of a framework.

Amit Khurana: My question was not in terms of rupee billing, it was in terms of variable pricing, lets say the appreciation or the depreciation benefits and losses being shared between you and the client, we saw some deals happening on the BPO front, but is there something happening on software services as well?

Basab: No its not happening, you know, part of their discomfort with currency that is not their home market currency is precisely the changes in value and not just the convertibility, but also the exchange rate risk and so on, and they don’t really track the rupee actively. So, you know, its not likely that they will. They can’t hedge, it is not likely that they will accept a rupee, any kind of, whether it is a rupee billing or any kind of variability linked to the rupee.

Amit Khurana: Okay fine thank you.

Moderator: Thank you. Our next question comes from David Brosnan from Thomas Partners, please go ahead with your question.

David: Thank you. I got a couple of questions, first on the, you know, Nandan in the context of your pricing comments. I think last quarter, we talked about margins degrading about 100-150 basis points throughout the fiscal year, I guess what you are seeing in pricing, do you still think that you will see that kind of drop, and I guess likewise do you still think that you will see about 1% sequential decline in pricing throughout the balance of the year.

Mohan: David, I am Mohan here, what we are saying now is that we have not seen a drop in pricing in this quarter and pricing will be in a narrow band. There is some stability in the pricing. We may not see a steep drop, but there is stability, it does not mean that it may not go down 0.5% from where we are now, but the trend is not downwards, the trend is more towards the flat line.

David: And what would then the implications be for the margins guidance that you talked about 3 months ago. Would we expect margins not to drop by 100-150 basis point by the end of the year?

Mohan: Well we estimate that the margin, which is now for the half year at something like 27.2% would remain in the band of may be about 26.9 to 27.4% in a 0.5% band.

David: Okay, and then just in terms of the volume growth, you know, it looks like you had again strong sequential, you know, volume growth in the 10% range, are you anticipating, you know, based on the visibility you have in the pipeline that you can maintain that through the balance of the year.

Mohan: Yes, we are anticipating strong growth, but we must remember that this quarter is a quarter where Christmas comes in, new year comes in, so to that extents some billing hours will be impacted in December, and in January, February, March is traditional period when the people start the new year in our markets, the new billing cycle starts, new budgets are open, so it is quite possible in the first month there could be some softness, so we are seeing strong growth, but prefer to be cautious in our guidance.

David: Okay and just one last question, I guess, in terms of your comments about some kind of non-recurring item in SG&A and amortization, so it is the net, you know, kind of non-recurring impact on the quarter, you know, 5 million dollar of foreign currency, less the 2.5 million dollars of amortization.

Mohan: Well the amortization next quarter won’t be 2.5 million dollars, to that extent I think from whatever we see now, there may not be an impact. We have not factored in a 5 million dollars increase in other income and the increase in the taxation levels for the next quarter. So the growth that we see should given us, you know, the profit which are flat or may be one cent more compared to this quarter after stripping off some of these one time events.

David: Great, thank you.

Moderator: Thank you. Our next question comes from Asha Khatri from SG Cohen. Please go ahead.

Male Participant: Thanks, I have couple of small questions here. Just to clarify on the re-pricing process, should we assume that the process is completed by now, that is point number one. Point number two, you had a turnover rate uptick during the quarter slightly up from last quarter, may be you can address that as well, and then finally you did talk a bit about the amortization of intangible assets, it did have a pretty big spike this quarter, it is about 3 million as you said, I mean, obviously if we normalize this item your operating margin would have jumped to 28%, may be you can talk a bit more about this and then should we assume that this spike is a one time event and should be back to you know to the normalized levels going forward. Thanks.

Mohan: Well let me answer the last question first. Well, next quarter we could see the impact of a appreciating rupee. So to that extend the operating profits may be impacted and that impact could lead to a downward spiral, that will be offset possibly by lesser amortization, amortization came because of a reduction in the useful life and that period would lead to some amount of amortization next quarter, but not to the same extent as this quarter from whatever we see at this point of time. So there will be some two accentuating facts, and this quarter we had a 2.3 million dollars provisioning for accounts receivables, which was a onetime thing because of increases in dues more than 180 days, a part of the dues have already been collected, to that extent we may not see such a steep increase. So if you net off all these transactions along with exchange differences as we have done in our model, then we would get an estimated earning per share about 50 cents, and this is exactly what we have said, but the key point to watch out for the next quarter would be the rupee appreciation. We have about 139 million dollars in forward sale at 46.67 or thereabouts, and that should afford us some protection, 20% of our receivables are in currencies other than the dollar, so dollar were to depreciate and rupee appreciate, it would also mean that 20% also goes up, so to that extent there is some kind of a natural set off against rupee appreciating, but we need to watch out how steep the rupee appreciation could be and that is the key issue that, you know, we cannot predict.

Male Participant: So from a dollar basis the amortization of intangible item could actually come down on a sequential basis next quarter?

Mohan: Yes.

Male Participant: Okay, can you address the other two issues that I had.

Mohan: Yeah, can you ask it again please.

Mohan: Yeah pricing, I think Basab will answer about that pricing, and I think there was other question about attrition right?

Male Participant: Yes.

Mohan: Hema will answer that.

Basab Pradhan: Yeah, this is Basab Pradhan. On the pricing re-pricing question, I think the contract period ends is while they are bunched towards the end of the year and they do offer an opportunity to ask for price decreases and for us to ask for price increases, but really our clients have the option at any time to ask for rate increase or for us to actually go and ask for a rate decrease, I am sorry the other way round. If rates get out of sync with what the market reality is, and that is precisely what happened in the past few quarters, the impact of which has been felt in the past few quarters. Our current rates are very much inline with the market rates and that is why we expect prices to really stabilize.

Male Participant: Okay, and then can you talk about turnover I think you know it had a minor spike, may be spike on a sequential basis as well.

Hema: Hi, this is Hema here. Our turnover last quarter was 7.9% and this quarter is 9.1%. We have seen similar trends in the past years as well. Quarter one and quarter two are big periods for turnover primarily because of you know some of the reasons for which we have turnover, one of which very significantly is higher studies and that is the period of time when people go for higher studies, reasons for turnover the top three are higher studies, moving to another company or better opportunities, and of course certain personal reasons like wanting to move closer to home location, etc. Those same trends as were in the past continue, so we do not see a spike.

Male Participant: So we should really worry about this trend just because it is a seasonal trend more than anything else.

Hema: Yes.

Male Participant: Okay thanks.

Moderator: Thank you. Our next question comes from Bhuvanesh Pant from CSFB, please go ahead.

Bhuvanesh: Hi sir, congratulations on good results. Sir, on our business side I was wondering whether, what is the trend is it seeing, are we getting more business now from strategic offshoring contracts more RFP based business or is it still the regular sales model that sales people go and get the business as such, is there some change over there?

Basab: This is Basab. Our channels of revenue generation continue to be the same. We obviously get a lot of our business through offshore outsourcing, strategic sourcing kind of initiatives that our clients launch as well as from, you know, in the solution space where we are offering a technology solution to a business problem, and I think what has happened over the last few quarters, really the nature of it has not changed much, but the increased interest in the global delivery model whether it applies to offshore outsourcing or to the solution space that increased interest has led to greater demand for our services, and that’s the result of which you are seeing.

Bhuvanesh: Basab can you put a percentage to that figure that how much percentage is coming from strategic sourcing and RFP versus the rest.

Basab: No, we really, you know, it is not easily differentiable, we sort of you know under the strategic sourcing umbrella we offer a lot of solutions, when we get into an account on a solution platform we always try to make it into a strategic sourcing account. So we really don’t tag our business that way but we know that they differ in the way they are sold and bought that is about it.

Bhuvanesh: And also in this quarter we saw that maintenance picked up significantly while development, consulting, these business remains weak, any explanation on that that why this happened or is it just a quarter on quarter fluctuation.

Basab: Yeah, more or less quarter on quarter changes, but I think the only thing that you might see which is a trend is more related to the fact that our clients are spending less money in a down economy on change the business kind of work which is application development, package implementation, and re-engineering. Our package implementation side is doing well but the application development where we are fairly strongly, we have been historically strong, because of lower spends in that area that is not growing as rapidly as maintenance where our clients are looking at reducing the spend of run the business because that does not add a competitive advantage to the company.

Bhuvanesh: Okay, if I remember correctly management has once said in earlier calls that maintenance has greater pricing pressure compared to development work, so with this shift in business what exactly is our stand now?

Basab: Well, you know, strategically we are not moving into maintenance, it just so happens that our clients are more interested in those kind of services, so it is not our intention to move more into maintenance and the results that you are seeing is not because of that, so, but to the rest of your question, we are able to, even in maintenance, you know, through methodologies and processes that allow us to offshore more, we are able to eke out a higher margin, and we continue to use other techniques that can better our margins on the maintenance side.

Bhuvanesh: Okay. This question is to Mr. Pai. Sir if you can give us our capex plan for rest of the year?

Mohandas Pai: As far as Capex goes, we have said earlier that we would be spending between 80 to 100 million dollars, now we want to up that between 100 to 120 million dollars because we added on more people than we had budgeted at the beginning of the year and we allocated more funds for creating more seats, you could see that we have about 7500 seats under construction and we have to spend substantially, we are operating at near 100% in terms of seat utilization and we prefer to be at about 75-80% at any point of time.

Bhuvanesh: And Sir how much of this 120 million you have already spent in the first two quarters?

Mohandas Pai: What is the question?

Bhuvanesh: Sir of this capex plan for full year, how much we have already spent?

Mohandas Pai: We have spent about 128 crores rupees in the first two quarters. We spent 68 crore rupees in the second quarter. In terms of dollars, we spent about 15 million dollar second quarter, 12.4 million dollars in the first quarter, so cumulative, we spent about 27.4 million dollars.

Bhuvanesh: Thank a lot.

Moderator: Thank you, our next question comes from Andrew Steinmann from Bear Stearns, please go ahead.

Male Participant: Thanks so much. Nandan, I wanted to jump into your point number three before, about that the Indian players are becoming more price disciplined. I was wondering you making the observation that some of your competitors are becoming more price disciplined or is Infosys leading the way with more disciplined metrics, what type of work Infosys is willing take on and what type of work we are going to work away from?

Nandan: I think Infosys by and large has always been much more price disciplined than anyone else, and what we have done of course in that area is bring in little more process and other disciplines, but by and large Infosys has been price disciplined. Our view has been that in the last one year, several of the companies have really not been so focused on the pricing and our sense is that they have taken business at, you know, rates below what are advisable, and I think the impact of that they are beginning to feel and I think they have also put in much more stringent processes on the pricing front. And so, certainly I was referring not so much to ourselves as to our competitors. Also, I think people are realizing that this offshore thing is now mainstream, and there is a lot of business coming down the pipe. So, there is no need to you know throw yourself at the customer in terms of pricing, and you can observe some discipline. So I think that is the other realization that is coming. So I think if the top few Indian companies are price disciplined, I think it will definitely contribute to the stability.

Male Participant: You find that Infosys is walking away from a fair amount of business that, you know, it does not feel in the company’s interest or that is not the case.

Nandan: We are absolutely walking away if we feel that deal is not worth it.

Male Participant: Okay, and is that, such that it has been true for the last couple of years, or more true now.

Nandan: No, I think we have always been, you know, a little more picky than most people, but I think, I would say may be it is a little more now in the last few months.

Male Participant: Okay. Thanks for your comments, I appreciate it.

Moderator: Thank you. Our next question comes form Kevin Mayor from (name of organization inaudible). Please go ahead.

Kevin: Thank you. Good evening. If you could comment a little bit on competitive dynamics and specifically win rate within package implementation, that business seems to be going very well for you while we were seeing the US folks struggle, and if any specifics you could offer in terms of, who you are doing better against and any kind of abnormal actions pricing wise you are seeing by the competitors, thanks.

Basab: Okay. This is Basab. Lets see, on the package implementation side we, you know, our business is growing as a percentage of our revenue as well as you know quarter on quarter quite rapidly and most of it is driven by wins that are fairly large significant implementation roll outs globally from major fortune 1000 companies, and our ability to be able to propose a solution that combines our domain understanding, our functional understanding, as well as our understanding of that package, SAP, Oracle, or whatever that package is, is increasing as we get more experienced with these kind of projects and as we hire people who have these experiences in the past. So I said this is going to get better and better and our ability to compete and win against you know the big system integrators is certainly going to increase in the future.

Kevin: Just quick a followup. Can you talk about your interest, if there is an interest in moving into some of the large scale outsourcing deals, there was a comment made on the earlier call about, you know, at this point you were not necessarily going after P&G type outsourcing deals, like we saw a few months ago, is at a goal at this point for the next year or two?

Kris: No, we are participating in some of those bids. We will not go whole hog, in the sense that we will not take a lot of them, but definitely want to test the waters. We want to do probably 1 or 2 of these and understand the dynamics of it. How it works, how to bid for those, how to manage those, how it impacts our margins and things like that, and we see this as the next opportunity to increase our penetration into these large accounts and things like that.

Nandan: Also I think there is a lot of disenchantment with the old model of outsourcing, you know, where companies just hand over the keys of the kingdom to an IT company and then abdicate the strategic direction, and they have this 500-page contract and everything has to be negotiated. I think people are realizing that no company can afford to outsource its basic IT strategy, its management, its alignment of business, and what is required is selective outsourcing of different functions or tasks, but not really the whole caboodle, and I think this so called second generation outsourcing is now taking a lot of interest and we are finding many many cases where customers have actually begin with the whole idea of doing total outsourcing, now coming back and saying that does not work for us, we would rather do it on a selective out tasking basis. So, I think the whole model of the new generation of outsourcing which is coming which is a much more open architecture of outsourcing and which is heavily based on using global delivery, and that is where we play.

Kevin: Final question just related to your comment there, within Progeon, whom you are seeing most often competitively?

Akshaya: Sorry, could you repeat that question please?

Kevin: With your Progeon activities, who you seeing most frequently in terms of competition.

Akshaya: It is a wide mix. I think in some cases we see Indian companies, but in number of cases we see global competitors as well. If I look at my pipeline, there are at least two deals where we are in the final shortlist of two names, and we are one and the other one is an international company.

Kevin: Thanks, nice quarter.

Moderator: Thank you. Our next question comes from Mr. Vinay from UBS. Please go ahead.

Vinay: Thank you, and congratulations on a great quarter. Most of my questions are answered, so this is more sort of a longer-term question that my investors are starting to address, which is more FY05 — FY06. With your hiring rate currently running at, you are adding basically about 40% to 45% new employees, 1 to 2 years out, your base that much larger and your attrition is going to be picking up with the MNC competition in the 2 to 5 year range. So my question here is what plans does the company have to vanish the volume growth that is needed with the quality of people to be hired and is the quality available out there?

Mohan: Let me try to answer this. I remember about 5 years ago, somebody came and said, will you be a 10000 person company? We answered to them and said, look, there is this big company out there, which is a competition, which is 60000 people or 80000 people. Today we are 20000 people, and we managed to hire 4500 people gross in the first half of this year, and we have said we will hire about 3000 in the second half, that makes it 7500 people. So, we have demonstrated out ability to scale up in terms of hiring people, in terms of training people, in terms of selling, in terms of growing. So no doubt the base will grow up in the future. We cannot talk about figures but we do think that we have the ability to manage. As far as quality of people in India, this year about 275,000 engineering graduates will graduate and the intake in this year in the engineering colleges we are told will be something like 350,000. So 4 years hence there may be 325,000 people graduating. There is a huge pool of people. The key is to get good people and to train them, that is the challenge.

Nandan: I think you know what we are trying to do. One is of course, while we grow we will also have these employees in a distributed global environment, they are not really all going to be sitting in one place, they will be all over of the world in our development centers in India, development centers in Europe, in Asia, Australia and so forth, Mauritius and so on. So, in that sense I think there is going to be distribution. The second thing is that we are also looking at how to create, within Infosys creating business units, which are really smaller groups, and Progeon is a good example of that where we will have multiple leadership teams, and our endeavor will be to combine the scale benefits of Infosys, which really come from size, brand, longevity, financial muscle, and so forth, and combine that with lean smaller business units that are focussed on particular service offering or a particular vertical of market, and they will be empowered to move quickly to address their market and satisfy their customers. So I think we will try to evolve models, which will combine the strength of a large company with the nimbleness of a smaller one.

Vinay: Just a followup question. Your onshore-offshore mix is substantially increasing more on the offshore side. Is this partially related to any sort of visa restriction, and the additional question to this is, do you expect in the next 3 to 4 quarter that your revenues offshore could get up to 50% plus.

Nandan: Well our offshore content is going up because we are doing it consciously and we have been articulating that in these forums for the last 3 to 4 quarters because we believe that offshore works for our customers, we are able to offer a lower blended rate without sacrificing our profits, so it is a win-win for us and our customers. We are able to manage scalability much better, and of course there is also the additional benefit that the visa pressures will be less. So all those factors have played a roll in offshoring, and I think that is the way to go. What is the second part of your question.

Vinay: Do you expect this mix in terms of revenues to get to 50% plus over the next few quarters.

Nandan: 50%.

Vinay: The revenue mix for offshore, do you think the offshore....

Nandan: Yeah, I think we can assume that as a ballpark, but you know at the same time I think we do not want to take it to the extreme where we lose out on customer intimacy and customer satisfaction, so obviously we will be very watchful on that front.

Vinay: Right, thank you so much and congratulations on a great quarter.

Moderator: Thank you. Our next question comes from Ashish Badani from Brian Murray. Please go ahead.

Ashish: Good evening gentlemen, and an excellent quarter. Looking at your revenue guidance for December, it would seem to apply a sequential deceleration, would that be explained by the holiday period that you talked about or there is something unusual in the just concluded quarter.

Mohan: Yeah, I mean, the number of working days that you can bill in this quarter would be less than the previous quarter, because you are onsite billing, so we have factored that in and that reflects our guidance.

Ashish: Okay. Is there is any other reason to explain the number or just basically the billing days.

Mohan: It is just that the we are inherently cautious in our guidance because there are uncertainties in the market place, we can value several of these uncertainties, there is no way anybody can value all uncertainties.

Ashish: Understood, and in your guidance is it fair to assume based on the prior discussion that you have baked in a flat pricing scenario.

Mohan: Yes.

Ashish: Okay, and then one housekeeping item, what sort of effective tax rate should one be using going forward next few quarters.

Mohan: Well I think we are going by 4.8% of revenues and it has gone up to 5.3% of revenues this quarter for the simple reason that we had a onetime spike in other income and we have not factored in this onetime spike going forward. So, if you take this 4.8% of revenues as a benchmark you come with something like I think 15.6% on pretax as against 16.6 right now.

Ashish: Thank you. That is helpful.

Moderator: Thank you. Our next question comes from (name of speaker and organization inaudible). Please go ahead.

Male Participant: Hello, I had a quick question for you guys. In terms of package applications, there are may be various vendors like Oracles, SAP, PeopleSoft, I was wondering would you get give us a sense about where you are seeing more activity among these package software vendors.

Kris: We are seeing actually you know the major packages like SAP, Oracle, PeopleSoft and Seibel, kind of mostly similar growth rates.

Male Participant: And in terms of geographies, I know, you are having some good presence not only in US but other parts of the world too. Any sense on where you see some activity level increasing or stagnant or falling off.

Kris: See, all geographies are growing, percentage terms we have seen actually Europe pick up mostly from UK, and in Asia-Pacific, Australia is picking up for us.

Male Participant: And locally in India itself, there has been some reports that various states in India are embarking on various e-government issue initiatives, e-citizen initiatives. I was wondering how tightly involved is Infosys with bringing these initiatives to fruition in India.

Kris: In India, Infosys is primarily present through our banking business unit, banking business unit has a complete range of product for the retail and corporate banking activity called Finnacle. We are involved in some of the e-governance initiatives more as individuals, in more of a advisory capacity rather than a business venture.

Male Participant: Excellent. Thank you. All the best.

Moderator: Thank you. Our next question come from Edward Casa from Mobius??. Please go ahead.

Edward: Hi. Thank you taking my call. My questions revolve around the changing in the visa limits in United States. How that may affect your business, both the drop in the quantity of H1Bs and as well as the possibility of tightening of the rules of the L1, is this kind of force you to change your business model or raise any issues meeting your guidance for this year.

Kris: Short term, we have sufficient visas and we believe that you know over the next 1 to 2 years it will not have a significant impact, but we are watching the situation because you know we have come to realize that you know there may be further legislation in these area, but short term, you know we do not see this as an impact. We are also looking at how we can increase our recruitment in the local market as well as convert some of the visas into permanent residence in the US.

Edward: Does this have any, if the applications development part of your business picks up will the visa issue be of greater concern, and you know could possibly acquisitions in the United States be a way of addressing it.

Kris: If application development picks up, it will not have any significant difference because we are able to do a lot of work from India, you know, typically we are able to do 70% of work from India in application development. In terms of acquisitions, we are always looking both in US as well as in Europe markets.

Edward: My last question is with regards to the visas, does it affect companies that are more staffing augmentation oriented as opposed to Infosys, which I think is a little bit more consultive development oriented, and will that be a competitive positive for Infosys.

Kris: Yeah, yes, we think that it would impact more of the staffing companies than companies like Infosys.

Edward: Thank you very much.

Moderator: Thank you. Our next question comes from Mayank Tandon from (name of organization inaudible). Please go ahead.

James: Hi, this is James Vessel on behalf of Mayank. I had to hop of the call for just a second so I apologize if this was already covered, but I just wanted to ask you to talk about on the discussions in the news that some of the multinational corporations that are your competitors have been offering you know 50%-60% higher salaries at the entry level and 30% higher salary in the sort of the middle management level. I was wondering if you would be able to kind of confirm or deny those ranges, and in general if you could provide us with some more color on what you believe wage inflation may look like in the future.

Kris: Yes, in some instances the Global SIs are offering high salaries, that is the one way in which they can, kind of, jump start because they do not have a recruitment, they do not have a training engine, which is established and set up etc., in India, so if they want to accelerate you know that is what they would have to do. It does not have a significant impact on Infosys right now. We are looking at how the salaries would move over the years. We have increased the salaries for our employees this year, we have done promotions this year. By and large we have made this increase variable so that if the company does well, the employee gets more and if there is a downturn then the company is also protected, so we have moved to much more of a variable pay in this regards.

James: Thanks, congrats on a good quarter.

Moderator: Now we have a followup question from SG Cohen. Please go ahead.

Male Participant: Already been answered, thanks.

Mr. Ganapathy: I will ask one question that came in on the e-mail.

Moderator: We actually have no questions, thank you, at this time.

Mr. Ganapathy: Okay, I will ask the question that came in on the e-mail. This is from Mr. Rajmohan for management. Infosys has been talking a lot about end-to-end solutions kind of work, when Accenture was recently questioned on pricing, they mentioned that 80% of the work they do is non-commoditized solution space, which does not have pricing pressure. Broadly where is Infosys at present in terms of percentage of business where it can say that it is in a non-commoditized form.

Kris: See part of the reason of pricing decline has been that in the last 2-3 years, especially in the internet bubble, year 2000 peak etc., there was some bubble pricing and things like that. Now the pricing is more, you know, more kind of uniform, it is more market fixed, market led and things like that. So, that is the part of the reason why there has been a pricing decline. We have seen stability in pricing and we believe that at least in the next six months we believe that prices would be stable.

Mr. Ganapathy: Okay, thank you. Do you think with consolidation happening in the vendor side of the industry, there is a possibility of a trend that front end will loose its importance, if so when do you see this happening.

Kris: Gans, can you just repeat that.

Mr. Ganapathy: The question is you know with consolidation happening in the vendor side of the industry is it possible that over time the front end will loose its importance and execution and delivery will become more important and if so when do you see that happening.

Nandan: It is already happening. I think today, in the whole IT industry the focus is on execution in excellence, and it is about delivering high quality on time with least number of defects, and that is why the change in the market is playing towards the strengths of people like Infosys.

Mr. Ganapathy: Great, and one last question is, traditionally a lot of ERP implementations, CRM implementations have been thought of as being primarily onsite, however, you know, Infosys model is a primarily global delivery model. Can you talk a little bit about our success in the area of globalizing services in that area.

Kris: We have been able to offshore about 50% in some cases and the way in which we do this is for example when it comes to bridge programs, when it comes to interface programs, when it comes to data conversion and data transformation programs, you know, we can write them offshore. Once a global template is created, then we can support that global template from an offshore location. So, the maintenance of the package can be done from offshore. So, over the total life cycle of the product from implementation to support and things like that, we have been able to achieve 50% of our work being done from an offshore location.

Mr. Ganapathy: Okay, great thank you. Monica, if you have no more questions, we will terminate the call at this time.

Moderator: Okay, there is actually one more question that has just popped up.

Mr. Ganapathy: Okay.

Moderator: Anupam Dahera from HSBC India, please go ahead.

Anupam: Hi. Thanks a lot for squeezing in this one. I was actually wondering if you look at the business model with our limited wisdom we understand that the higher you move up the value change, which means from application development maintenance work if you move up to system integration, IT outsourcing, the revenue per employee might go up, but margins per employee might come down because of the wage arbitrage reduces as you move up. Will I be correct in this assumption?

Nandan: No, when you say the labor arbitrage, are you saying because more of it is onsite or because the people are higher paid.

Anupam: Actually both, the work gets more onsite centric because of the closeness to the client is required with larger and more complicated work and also because these cannot incorporate equal number of freshers probably.

Nandan: Well, you know, I think we are really, I mean on a global trend basis, we are at the beginning of this globalization of services. Our view is that if you take every service and decompose into its component items in the value chain, every service to different degrees is capable of being GDMized, and for example today, in enterprise services which is more high end work, it is about 50:50 as opposed to maintenance where it may be 20:80. So, I think there is a lot of room for improvement there, and we are convinced that almost all IT services whether they are high end or low end or medium end or whichever end you want to take it are amenable to this. So, I think there is a lot of steam. You are right in saying that some these newer services may be more onsite centric, but even so there is enough offshore capacity in them to create a competitive differentiation.

Anupam: I appreciate that, apologizes for butting in, but I am saying relative to what we do today, because I am looking at delta change for our company rather than, I appreciate the fact that there is inefficiency in the system today and that can be offshored away, but relative to us would I be correct.

Nandan: Well, I think you know I think we have to keep finding that equilibrium point, and it may vary here and there, but I still think that it won’t be a substantial variance from today’s points.

Kris: I just want to add this, Kris here...., if you look at our own services, you know package implementation is about 13%-14%, consulting has gone up to about 5%, and we have been able to maintain the margin, and pricing decline across the board was there over the last two years. So, we have been able to maintain the margins actually, so that shows that it has be managed properly and then you will be able to do this.

Anupam: Right, just a followup question slightly on a different track, we understand the next quarter guidance on pricing, and I understand that commenting on pricing going forward from there may not be appropriate right now, but just to understand the process, when you do your assumptions or spreadsheet, is it the US tech spend number you look at or is it more internal marketing feedback which gives you the confidence articulate pricing look forward. Basically, what I am coming from is, if you look at the general consensus for next year, the CIO polls and some of my competitors, the average increase in tech spend is anywhere between 1%-3%. What I am basically trying to understand is, is this kind of tech spend increase, that magic number which will actually result in price increase for overall services or is there something more...

Kris: See, even though the tech spending may be flat or even declining, we have seen trends like offshore spending increasing, if you look at you know the analysts like Gartner or Forrester, you know, if you look at the you know the financial analyst like you, or if you are seeing that offshore, the trend towards offshore is more mainstream and you know that is where the growth is coming from. When we talk about pricing itself it is based on the feedback from our clients, you know when we compare our prices with the market prices, the competitors prices and things like that, we feel that there is some stability in the pricing and we have assumed that prices will be around a narrow band where they are today for the rest of the six months in this financial year in our model.

Lakshmikant: Sir, this is Lakshmikant from HSBC, just continuing this one last question from our side. What can actually take prices higher in the current environment. You know, we have seen about 3-4 quarters ago, pricing were trending downwards, now we are seeing pricing stability. If I were to just trying to figure out the next step, you know x quarters hence, if pricing has to go up, what would drive that. Would it be for instance you know, the recruitment, the ability of the top tier companies to recruit a certain number of people and if they hit a constraint out there, can that be source of pricing increase. The people have realized that you know we can only process probably 5000 people per annum or 10000 people per annum and if we are getting more work than that then we can charge higher, is that one way it is going to happen or may be you know as Anupam said, may be tech spending environment could improve, I was just trying to understand, what can actually lead to price increase.

Kris: Yeah, there are several factors, you know supply and demand, like you said, economy improving, tech spend growing, you know a major technology change, disruptive technology coming in, which requires companies to react. You know, there is you know possibility of government regulations requiring tech spend. So there are a lot of possibilities which could increase the price, and you know it is difficult to say right now, you know what will happen long term. We are looking at the over the next six months right now.

So, you know, we have run out of time. So, let me thank all the people who have participated in the call. We really appreciate you showing interest in the company and we really enjoy interacting with you every quarter and looking forward to interacting with you next quarter also. Thank you.

Moderator: Thank you and ladies and gentleman. This does conclude our conference call you may disconnect, and thank you for participating.